















































Search

Free Upgrade to Premium

Jonathan Gobble

Owner at Spicewood Valley Consulting

Asheville, North Carolina Area

Connect

Spicewood Valley Consulting

See contact info

Experience

Owner

Spicewood Valley Consulting

People Also Viewed

R. Stephen Richards • 3rd

Chairman at Richards & Richar

Learn the skills Jonathan has

Kids Photography: A Home

Viewers: 2,762

Sustainability Strate

Viewers: 37,451

Learning Lighting: Natural Light

Viewers: 7,980

See more c

LinkedIn

About

Community Guidelines

Privacy & Terms

Send feedback

Questions?
Visit our Help Center.

Manage your account and privacy.
Go to your Settings.

Select Language

English (English)

LinkedIn Corporation © 2018

Messaging